EXHIBIT 21

Subsidiaries of WesBanco, Inc.

(As of December 31, 2005)

Subsidiaries	State of Incorporation
WesBanco, Inc	West Virginia
WesBanco Bank, Inc.	West Virginia
WesBanco Insurance Services, Inc.	West Virginia
WesBanco Asset Management, Inc.	Delaware
WesBanco Services, Inc.	Delaware
WesBanco Properties, Inc.	West Virginia
WesBanco Securities, Inc.	Ohio
Hometown Finance Company	West Virginia

NOTE: All direct subsidiaries of the Registrant are 100% owned.